[letterhead of King, Holmes, Paterno & Berliner, LLP]

(310) 282-8911

March  20, 2007

VIA EDGAR TRANSMISSION

Mr. Christian N. Windsor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:                               Manhattan Bancorp—Form SB-2 Registration Statement No. 333-140448

Dear Mr. Windsor:

We are writing in response to the letter of comment received from your office dated March 2, 2007 with respect to the above-referenced registration statement (the “Registration Statement”).  We are concurrently filing herewith an Amendment to the Registration Statement (the “Amendment”).

Our responses to the items raised in the letter of comment are set forth below.  Number references below correspond to the number references in the letter of comment.

1.  Manhattan Bancorp’s website is currently under construction, and, accordingly, it does not yet have an internet address to be included in the Registration Statement.

2.  We have included the identity of the escrow agent, Pacific Coast Bankers’ Bank, in the Summary on Page  3 in the Section titled “Terms of the Offering.  We also note that the identity of the escrow agent is disclosed on the front cover page of the prospectus and in the Section of the Registration Statement titled “The Offering and Plan of Distribution—Terms of the Offering” on page 8 of the Amendment.

3.  This will confirm that the directors purchased their shares of common stock from Manhattan Bancorp at $10.00 per share, the same price at which shares are to be offered to the public.  The directors who purchased shares prior to the offering will therefore experience the same dilution in net book value per share as shareholders who purchase shares to be sold in the offering.  Accordingly, no disclosure has been provided with respect to Item 506 of Regulation S-B.

4.   The requested language with respect to Manhattan Bancorp’s executive officers and organizers (directors) purchasing their shares for investment and not for resale has been added to the Amendment on page 3 in the section of the Summary titled “Highlights of the Offering—Intention of our directors to buy shares” and on page 8 in the section titled “The Offering and Plan of Distribution--- Terms of the Offering.”

5.  We have revised those risk factors in which we stated “there can be no assurance” of a certain result or other similar language as requested.  Revisions appear on pages 5 of the Amendment.

6.   Since the initial filing of the registration statement Manhattan Bancorp has identified a Chief Operating Officer.  The Chief Operating Officer is anticipated to commence employment prior to the opening of Bank of Manhattan.  Accordingly, we have revised the risk factor on pages 5-6 of the Amendment with respect to our dependence on key employees to indicate that our Chief Operating Officer is anticipated to enter into an employment agreement.  We have also revised disclosures on page 27 of the Amendment in the section titled “Management—Executive Officers and Directors” and on pages 30-31 of the Amendment in the Section titled “Executive Employment Agreements—Future Employment Agreements” to indicate that we have identified a Chief Operating Officer and to provide the anticipated terms of this officer’s employment agreement.

7.  We have revised the Section titled “Determination of Offering Price “on page 10 of the Amendment to describe the factors that were considered in determining the offering price for Manhattan Bancorp’s common stock.  We have also revised the risk factor on page 5 of the Amendment with respect to the determination of the offering price for purposes of consistency.

8.  As requested, we have revised the portion of the “Business” section titled “Lending Activities” on pages 15 through 16 of the Amendment to discuss the primary risks associated with the various types of loans which Bank of Manhattan contemplates making.

9.  This will confirm that none of the members of the Board of Directors of Manhattan Bancorp or their affiliates are associated with the landlord for Manhattan Bancorp’s prospective leased premises.

10.  As requested, we have revised the biography of Jeffrey Watson appearing on page 29 of the Registration statement to provide information with respect to the most recent annual and quarterly operating results of 1st Century Bank, N.A.

11.  We have included the summary compensation table called for by Item 402(b) as requested which now appears on page 30 of the Amendment.  We also confirm that none of the employees of Manhattan Bancorp received compensation in 2006 in excess of $100,000.

12.  We have clarified the disclosure in “Director Compensation” on page 31 of the Amendment to provide that the directors of Manhattan Bancorp do not receive any compensation at all.

13.  As requested, we have revised the section titled “Proposed Director and Executive Officer Stock Purchase and Option Grants” on page 32 to disclose the estimated impact of the stock option plan on the financial statements of Manhattan Bancorp.

14.  We have revised Item 28, “Undertakings”, on page II-4 of the Amendment to include all the disclosures required by Item 512(e) of Regulation S-B.

15            Based on various facts and circumstances, our auditors did not automatically conclude that a going concern opinion was necessary as result of Manhattan Bancorp being a development stage bank holding company. To assess the need for a going concern opinion our auditors considered the following items:

•                  Manhattan Bancorp’s financial position at December 31, 2006

•                  Management’s plans to deal with the effect of adverse conditions or events

•                  The team’s ability, comprised of management and board of directors, to obtain approval on proposed bank

•                  The overall regulatory process for the approval of a de novo bank

In considering the above items, in the aggregate, our auditors concluded that there was not a substantial doubt about Manhattan Bancorp’s ability to continue as a going concern for a reasonable period of time not to exceed one year beyond the date of the financial statements.

16.  We have revised Note 2 of the Financial Statements (“Summary of Significant Accounting Policies) on page F-7 to clarify that Manhattan Bancorp has adopted a December 31 fiscal year end.

17.     The signature page of the Registration Statement has been revised to indicate that Jeffrey M. Watson is the principal accounting officer of Manhattan Bancorp as well as its Chief Financial Officer.

18.           We have revised the opinion of counsel included as Exhibit 5.1 to the Amendment to remove the limitation on reliance contained in the next to last paragraph.

In addition, we wish to note that other changes were made in the Amendment as a result of various comments received from state securities administrators.  Additionally, one of our directors, Peter Boyes, resigned from the Board for personal reasons which is also reflected in the Amendment.

Should you have any questions or comments on the attached response and the Amendment please feel free to contact the undersigned at 310 282-8911 or Beletsky@KHPBlaw.com.

Sincerely, /s/ Madge S. Beletsky MADGE S. BELETSKY of King, Holmes, Paterno & Berliner, LLP

cc:	Mr. Jeffrey Watson
Keith T. Holmes, Esq.